January 27, 2012

Via EDGAR

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Webb:

Re:   Inka Productions Corp. (the “Company”)
        Registration Statement on Form S-1
        Filed December 14, 2011
        File No. 333-171064

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

We note your response to our prior comment 1; however, please tell us why you are not a shell company.  Refer to the definition in Rule 405 of the Securities Act of 1933.

ANSWER:  We believe that we are a shell company.  As such, we have added disclosures throughout our Form S-1 indicating that we are a shell company.

2.

We note that you currently have funds for only nine months and that this registration statement is not for a capital raising transaction.  Please advise as to what you believe the public policy reason might be for permitting this filing to go effective.  Your answer should discuss your response to previous comment 1 in which you give the “ability to sell stock to investors below the quoted market price” as a reason to attract investors.  In addition, add appropriate risk factor disclosure about the risk of deliberate dilution of existing shareholders by issuer sales at below market price.

ANSWER:  We believe that our filing should be permitted to go effective so that investors who have already purchased our shares will have an opportunity to liquidate such shares.  In addition, as previously stated, we believe that once we are a public company, we will have greater access to capital raising opportunities.  That is, we believe we will be more attractive to investors because of (1) the liquidity gained by investors if we are a  public company; (2) the fact that public companies also are more transparent through public reporting requirements tends to significantly increase investor confidence, and (3) the prestige and stability associated with being a publicly traded company, coupled with the ability to sell stock to investors below the quoted market price, adds tremendous advantages to a companies’ ability to attract investors.

In addition, we have added the following risk factor:

WE MAY IN THE FUTURE ISSUE ADDITIONAL SHARES OF COMMON STOCK, WHICH WOULD REDUCE INVESTORS’ PERCENT OF OWNERSHIP AND MAY DILUTE OUR SHARE VALUE.

Our Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock, par value $0.001 per share, of which 8,000,000 shares are issued and outstanding.  The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders.  We may value any common stock issued in the future on an arbitrary basis and below market value.  The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

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Summary, page 5

3.

We note your response to our prior comment 2 and reissue.  Please revise this section to disclose your cumulative net losses through the date of your most recent interim financial statements.

ANSWER:  The table has been revised to disclose our cumulative net losses through the date of our most recent interim financial statements.

4.

We note your response to our prior comment 3 and reissue in part.  It is unclear to us why your cash on hand increased after the most recent interim financial statements if you incurred expenses since that time.  Please advise.

ANSWER:  Our cash on hand has increased after the most recent interim financial statements because our President has advanced additional funds to us for our operations.  Therefore, even though we incurred expenses, our cash position increased.

Description of Business, page 18

Recruitment Process, page 18

5.

We note your response to our prior comment 5.  However, please advise us whether you can pay for visa for a period of only one week.  If not, please revise your estimated expenses to include the actual cost of visas for nine people.

ANSWER:  No, we are unable to pay for a visa for a period of only one week.  Therefore, we have revised our estimated expenses to include the entire cost of putting on our first show (including visa costs for nine people) as well as the costs for putting on subsequent shows (after the visas have been paid for).

Audited Financial Statements

6.

Please revise to update your financial statements to include audited financial statements for the year ended October 31, 2011 as required by Rule 8-08 of Regulation S-X.

ANSWER: We have updated our financial statements to include audited financial statements for the year ended October 31, 2011, as required by Rule 8-08 of Regulation S-X.

           Please contact me if you require further information.

    Yours truly,

    INKA PRODUCTIONS CORP.

          Per: /s/ Roxana Gloria Candela Calixto

         Roxana Gloria Candela Calixto

         President

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